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Jacques Wong · 3rd

Award-winning Commercial Insurance Advisor | Helping Companies Thrive Today and Protect Tomorrow

Vancouver, British Columbia, Canada · Contact info

500+ connections

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The ReFrame Group

Simon Fraser University

Providing services
Commercial Insurance, Insurance, and Small Business Insurance
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How to Save Money on Insurance in a Hard Market
Jacques Wong on LinkedIn
If you have been in the market for insurance, renewed your policy, or follow...
6 · 1 comment



What Does a Hard Market Mean for Your Business?
Jacques Wong on LinkedIn
If you've recently renewed or started shopping for insurance, you might have...
39 · 3 comments



A CFO's Guide
Jacques Wong or
A CFO's Guide
Last updated: M
11 · 2 c

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3,083 followers



Congrats!
Jacques commented



Didn't know you 2 were connected! Awesome.
Jacques commented



2 stripes!!! GJ!
Jacques commented



A very interesting read about renewable energy as an up and...
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6 Reactions • 1 Comment

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Experience

Commercial Insurance Strategist
The ReFrame Group · Part-time
Jun 2020 – Present · 1 yr 1 mo
Vancouver, British Columbia, Canada

Commercial Insurance Advisor
Park Georgia Insurance Agencies
Oct 2013 – Present · 7 yrs 9 mos
Vancouver, Canada Area

With a technical background, my expertise & passion is in helping businesses co-create creative risk management solutions to ensure your business is protected from the uncertainties of the future. In short, I help you thrive today and protect tomorrow.
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Jacques Wong


BC Broker - August 2015 - pg.39

co-CEO
LearnDay · Permanent Full-time
Sep 2020 – Present · 10 mos
Delaware, United States

LearnDay provides accredited continuing education & pre-licensing training for regulated industries (like finance, insurance & healthcare) and partners with top universities internationally to offer industry recognized skills certifications (like blockchain & AI).
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About LearnDay

Founder
PNC Learning
May 2016 – Sep 2020 · 4 yrs 5 mos
Vancouver, Canada Area

[SOLD]

PNCL helps people start and succeed in the insurance industry with accredited continuing education (CE), licensing exam prep, and skills training. ...see more


PNC Learning


FHP Education

Project / Marketing Manager
BDX Enterprises Inc (BDX Group)
Mar 2017 – Dec 2019 · 2 yrs 10 mos
Vancouver, Canada Area

BDX is a venture development firm that helps build companies, launch products and scale revenues. I joined to help their portfolio companies with project management and digital marketing.
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Education

Simon Fraser University
Bachelor of Science (BSc), Computer Science
2010 – 2016

Vancouver College
1997 – 2010

Licenses & certifications

General Insurance Agent License Level 2
Insurance Council of BC
Issued Oct 2015 · No Expiration Date

General Insurance Agent Licence Level 1
Insurance Council of BC
Issued Oct 2013 · Expired Oct 2015

Volunteer experience

Donor
Kiva.org
Jul 2016 – Present • 5 yrs
Economic Empowerment

I support entrepreneurs and students in underdeveloped countries by providing interest-free micro-loans through the Kiva platform.

Usher
Vancouver Biennale
2014 • less than a year
Arts and Culture